Mail Room 4561

December 19, 2006

J.P. Causey, Jr., Esq.
Executive Vice President, Secretary
  & General Counsel
Chesapeake Corporation
James Center II
1021 East Cary Street
Richmond, VA 23219

> **Re: Chesapeake Corporation**
> **Post-Effective Amendment No. 1 on Form S-3**
> **Filed September 29, 2006**
> **File No. 333-126059**
>
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Form 10-Q for the Quarter Ended April 2, 2006**
> **Form 10-Q for the Quarter Ended July 2, 2006**
> **Form 10-Q for the Quarter Ended October 1, 2006**
> **File No. 001-03203**

Dear Mr. Causey:

We have reviewed your response to our letter dated November 22, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

<u>Consolidated Statements of Income, page 43</u>

1.   Please refer to comment 1 in our letter dated November 22, 2006. We have reviewed your response related to the items included in the line item titled "Other income, net" on your consolidated statements of income. Based on our review, it is not evident why certain of these items should not be reported as an offset to expenses. For example explain why amounts for vendor/warranty claims and purchase discounts/supplier rebates are not included as a reduction to cost of products sold or as a reduction to the cost of inventory. Refer to EITF 02-16. Similarly, explain why government grants, release of accruals and deferred compensation adjustments are not included in the line items of their respective expense (i.e. depreciation expense, non-cash compensation expense, etc.). Tell us how you will consider revising your consolidated statements of operations in future filings to classify such income/expenses to the appropriate line items.

*   *   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions regarding the accounting comments to Patrick Gilmore at (202) 551-3406 or to Tom Ferraro, Senior Staff Accountant, at (202) 551-3225. Direct all other questions to Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611. If you need further assistance, you may contact me at (202) 551-3499 with any questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: <u>Via Facsimile (804) 788-8218</u>

J.P. Causey, Jr., Esq.
Chesapeake Corporation
December 19, 2006
Page 3

       Gary Thompson, Esq.
       Melvin E. Tull, III, Esq.
       Hunton & Williams
       Telephone: (804) 788-8200